

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2011

Mr. Eddie Cheung Wai Hung
Chief Financial Officer
Innocom Technology Holdings, Inc.
Suite 901, Sun Hung Kai Centre, 30
Harbour Road, Wanchai, Hong Kong, PRC

> **Re:** **Innocom Technology Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed April 15, 2010**
> **File No. 0-50164**

Dear Mr. Hung:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director

Cc: Gregory M. Wilson, Attorney at Law via FAX (509) 891-8382